BANCO ITAU HOLDING FINANCEIRA S.A.
CNPJ. 60.872.504/0001-23    A Publicly Held Company            NIRE. 35300010230



                          MEETING OF THE FISCAL COUNCIL
                                OF AUGUST 4, 2003
                                -----------------


         On August 4, 2003, the acting members of the Fiscal Council of BANCO ITAU HOLDING FINANCEIRA S.A. met, under the chairmanship of Dr. Gustavo Jorge Laboissiere Loyola, for the purpose of issuing their opinion concerning the financial statements for the second quarter of 2003.

         After examining the above-mentioned financial statements and being informed concerning the correspondence ref. Desup/GTSP3-CS2-2003/0483, addressed by the Banco Central do Brasil to the Administrative Council of Banco Itau S.A., dated May 14, 2003, in connection with the results of the Global Consolidated Inspection of the Financial Conglomerate headed by Banco Itau S.A., with a base date of June 30, 2002, the members of the Fiscal Council resolved to register the following opinion:

       "The members of the Fiscal Council of Banco Itau Holding Financeira S.A., after examining the financial statements for the second quarter of 2003, were able to verify the accuracy of all the elements thereof and are satisfied that they adequately reflect the assets and liabilities of the Company, its financial situation and the activities undertaken during this period, and recommend that the same be approved by the Company's Administrative Council."

         There being no further matters on the agenda, the meeting was adjourned and these minutes were transcribed, which, having been duly read and approved, were signed by all those present. Sao Paulo-SP, August 4 2003. (signed) Gustavo Jorge Laboissiere Loyola, Alberto Sozin Furuguem and Iran Siqueira Lima, Councilors.



                                         ALFREDO EGYDIO SETUBAL
                                      Investor Relations Director